                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        UNIVERSAL HEALTH SERVICES, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                      Class B Common Stock, $.01 Par Value
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   913903100
                         -----------------------------
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        65 East 55th Street, 33rd Floor
                           New York, New York  10022
                                 (212) 872-1000
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 20, 1994
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 6 Pages
                              Exhibit Index: None

                                  SCHEDULE 13D

CUSIP NO. 913903100                                            PAGE 2 OF 6 PAGES



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS (doing business as SOROS FUND MANAGEMENT)

2        Check the Appropriate Box If a Member of a Group*
                                             a.  / /
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power
  Number of                                775,100
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  775,100
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         775,100

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                         / /

13       Percent of Class Represented By Amount in Row (11)

         5.9%

14       Type of Reporting Person*

         IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.          SECURITY AND ISSUER.

         This Amendment No. 2 to Schedule 13D relates to shares (the "Shares") of Class B Common Stock, $.01 par value, of Universal Health Services, Inc. (the "Issuer"). This Amendment No. 2 is being filed to report certain transactions, including several recent purchases, in the Shares and amends the initial statement on Schedule 13D filed by Mr. Soros (the "Reporting Person") on May 19, 1994, as amended by Amendment No. 1 filed on June 29, 1994 (together the "Initial Statement"). Reference is made to the Initial Statement for information concerning certain defined terms used herein and not otherwise defined herein.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Quantum Partners expended $1,473,567 of its working capital to purchase the Shares which are reported in Item 5(c) as having been purchased for its account since August 27, 1994, the sixty days prior to the date hereof. Quasar Partners expended $1,318,240 of its working capital to purchase the Shares which are reported in Item 5(c) as having been purchased for its account since August 27, 1994, the sixty days prior to the date hereof. The Shares held by the SFM Clients were purchased through margin accounts maintained for each of them with Arnhold and S. Bleichroeder, Inc., which extends margin credit to the SFM Clients as and when required to open or carry positions in their respective margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.          PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Shares for the account of the SFM Clients for investment purposes, and the Reporting Person does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person may be deemed the beneficial owner of 775,100 Shares (approximately 5.9% of the total number of Shares outstanding). This number consists of (i) 407,700 Shares held for the account of Quantum Partners (approximately 3.12% of the total number of Shares outstanding) and
(ii) 367,400 Shares held for the account of Quasar Partners (approximately 2.78% of the total number of Shares outstanding). Mr. Soros, as sole proprietor of SFM, may be considered a beneficial owner of the Shares held for the account of the SFM Clients by reason of the SFM Contracts with the SFM Clients for the purposes of Section 13(d) of the 1934 Act.

         (b) SFM exercises the sole power to direct the disposition and voting of the 407,700 Shares held for the account of Quantum Partners and the 367,400 Shares held for the account of Quasar Partners.

         (c) A schedule identifying all transactions involving the Shares effected by the Reporting Person since August 27, 1994, the sixty days prior to the date hereof, is included as Annex A hereto and is incorporated by reference in response to this Item 5(c). Each of the transactions was executed in conventional brokerage transactions in the over-the-counter market. Except for the transactions listed in Annex A, there have been no transactions with respect to the Shares during the sixty days prior to this filing by the Reporting Person or other persons identified in response to Item 2.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         (a) Power of Attorney, dated December 11, 1991, granted by Mr. George Soros in favor of Mr. Sean C. Warren (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  October 26, 1994                   GEORGE SOROS


                                          By:  /s/ SEAN C. WARREN
                                               -------------------------------
                                               Sean C. Warren
                                               Attorney-in-Fact

                                    ANNEX A

RECENT TRANSACTIONS IN COMMON STOCK OF UNIVERSAL HEALTH SERVICES, INC.

    For the Account of        Date of Transaction         Nature of Transaction         Number of Shares        Price per Share($)
   -------------------       ---------------------       -----------------------       ------------------      --------------------
 Quantum Partners LDC(1)            09/13/94                      Sale                         2,600                    28.999
                                    09/14/94                      Sale                           400                    28.949
                                    09/16/94                      Sale                           600                    28.949
                                    09/23/94                    Purchase                       1,300                    26.560
                                    09/23/94                    Purchase                       2,000                    26.310
                                    10/20/94                      Sale                        13,800                    26.938
                                    10/20/94                      Sale                        26,000                    26.939
                                    10/21/94                    Purchase                      13,000                    25.810
                                    10/24/94                    Purchase                      10,600                    24.948
                                    10/24/94                    Purchase                      26,500                    24.765
                                    10/25/94                    Purchase                       5,300                    24.560





    For the Account of        Date of Transaction         Nature of Transaction         Number of Shares        Price per Share($)
   -------------------       ---------------------       -----------------------       ------------------      --------------------
 Quasar International               09/13/94                      Sale                         2,400                    28.999
  Partners C.V.(1)                  09/14/94                      Sale                           300                    28.949
                                    09/16/94                      Sale                           400                    28.949
                                    09/23/94                    Purchase                       1,200                    26.560
                                    09/23/94                    Purchase                       1,700                    26.310
                                    10/20/94                      Sale                        35,100                    26.939
                                    10/20/94                      Sale                           100                    29.930
                                    10/21/94                    Purchase                      12,000                    25.810
                                    10/24/94                    Purchase                       9,400                    24.948
                                    10/24/94                    Purchase                      23,500                    24.765
                                    10/25/94                    Purchase                       4,700                    24.560




- ------------------------

(1)  Transactions effected at the direction of Soros Fund Management